EXHIBIT 16.1

March 31, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountant for Yubo International Biotech Limited, a New York corporation (the “Company”). We have read the disclosures under “Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, dated on or about the date hereof, and we are in agreement with the disclosures thereunder as it relates to our firm. We have no basis to agree or disagree with other statements contained under such Item 9.

/s/ Michael T. Studer CPA P.C.

Freeport, New York